Certej Project, Romania Technical Report

CERTIFICATE OF QUALIFIED PERSON

Colm Keogh, P. Eng.
1188 Bentall 5, 550 Burrard St.
Vancouver, BC
Tel: (604) 687-4018
Fax: (604) 687-4026
Email: colmk@eldoradogold.com

I, Colm Keogh, am a Professional Engineer, employed as Operations Manager, Olympias Mine of Eldorado Gold Corporation and residing at 1107 Miller Road, Bowen Island in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Olympias Mine, Greece, with an effective date of December 31, 2019.

I am a member of the Engineers & Geoscientists British Columbia (formerly the Association of Professional Engineers and Geoscientists of British Columbia) and also a member of l’Ordre des ingénieurs du Québec. I graduated with a Bachelor of Applied Science degree (Mining) from the University of British Columbia in Vancouver, British Columbia in 1988.

I have practiced my profession continuously from 1988 until 2001 and again from 2007 until present. I have been involved in mining engineering at underground base metal and precious mining operations in Canada, Ireland, Greece and Turkey. I have further provided mining engineering consultant services to underground base metal and precious metal properties in the United States, Peru, Brazil, Mexico, Mali, Canada and Ireland.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have been working at the Olympias Mine since July 2019.

I was responsible for reviewing matters related to the estimation of mineral reserves, mining methods, project infrastructure, capital and operating costs, and economic analysis. I am responsible for sections 15, 16, 21 and 22.

I have had continual prior involvement with the property that is the subject of this technical report.

I am not independent of Eldorado Gold Corporation as defined in Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Olympias Mine, Greece, with an effective date of December 31, 2019, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report for which I am responsible contain all scientific and technical information that is required for disclosure.

Dated at Vancouver, British Columbia, this 28th day of February 2020.

“Signed”
Colm Keogh
__________________________
Colm Keogh, P.Eng.